Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: July 1, 2021

Wejo Partners with Microsoft, Palantir Technologies and Sompo Holdings to Transform the Future of Connected Vehicle Data

Microsoft and Sompo Join General Motors and Palantir Technologies as Strategic PIPE Investors

Manchester, England – June 29, 2021 – On the heels of a definitive agreement to enter a business combination with Virtuoso Acquisition Corp. (NASDAQ:VOSO) (“Virtuoso”) in a transaction expected to close later this year, Wejo Limited (“Wejo”), a global leader in connected vehicle data, today announced that it has joined forces with industry leaders Microsoft (NASDAQ: MSFT) (“Microsoft”), Palantir (NYSE: PLTR) and Sompo Holdings (TYO: 8630) (“Sompo”) to advance the cutting-edge applications of connected vehicle data worldwide. Through the combination of their strategic partnerships and investment, the companies will play a critical role in supporting Wejo’s vision of building the manufacturer-agnostic industry standard in connected vehicle data, creating applications across multiple marketplaces, including automotive, smart city, fleet, insurance, mobility, payments and more, while enriching lives around the globe.

Depth and Breadth of Wejo Data Plus the Power and Privacy of Microsoft Azure

Wejo entered a strategic partnership with Microsoft to bring the power of connected vehicle data to the commercial sector and enrich Wejo’s mobility intelligence portfolio. Under the new agreement, Wejo will build its suite of data and intelligence solutions on the Microsoft Azure cloud platform. By combining forces, the two organizations will unlock the power of connected vehicle data – providing customers with greater value, at scale and across multiple industries, while demonstrating a shared respect for and total commitment to data privacy and security. In addition to the partnership, the companies’ long-term vision for their relationship includes the potential for Wejo’s integration into Microsoft’s data platform, including operational data stores, analytics, AI and machine learning, data sharing, data governance and business intelligence.

Wejo is a leader in the fast-growing landscape of connected vehicle data. Every day, Wejo collects more than 16 billion data points and analyzes 73 million journeys in near real-time across a network of 11 million live vehicles from a supply base of more than 50 million connected vehicles. To date, Wejo has ingested more than 10 trillion data points from connected vehicles. Effectively managing and analyzing that volume and complexity of data requires the expertise of a world-class partner like Microsoft, which brings decades of experience in delivering core technology platforms and solutions for the automotive market. Its unparalleled Azure cloud platform builds, runs and manages data and applications at scale in a secure and trusted environment.

“Connected vehicle data creates the potential to drive broad transformation across industries,” said Sanjay Ravi, general manager of automotive, mobility and transportation industries, Microsoft. “With Wejo’s extensive and growing data assets on Azure, together we have the opportunity to help customers make better business decisions, provide differentiated customer experiences, find new revenue streams and drive future innovation.”

Together, Wejo and Microsoft will deliver on the promise of connected vehicle data across industries. Initial applications include traffic and insurance solutions, as well as remote diagnostics, integrated payments, advertising, retail and logistics. In addition, the companies are evaluating the use of Wejo for Microsoft mapping solutions.

Wejo, Sompo and Palantir Co-Innovate to Transform the Insurance Industry, Additional Sectors and Society for the Better

Wejo has also entered a partnership with global insurance provider Sompo Holdings and Palantir. This partnership creates an opportunity for connected vehicle data in the Japanese market that will accelerate the development of Wejo’s groundbreaking products and expansion into APAC. Sompo will analyze the connected vehicle data from Wejo using the Palantir Foundry platform.

Through its Real Data Platform initiatives, Sompo and Palantir are strengthening their contributions to the digital transformation of Japanese businesses. The new partnership with Wejo puts all three organizations in the unique position of transforming the insurance industry – and society as a whole – by delivering digital-first, data-driven business practices and outcomes.

“Wejo holds a unique position in the rapidly evolving connected vehicle market, with a visionary leadership team and powerful technology,” says Shyam Sankar, Chief Operating Officer of Palantir Technologies. “Foundry has powered data-driven R&D, customer service, early warning detection, risk management, and other critical workflows in this and other industries. We are excited to partner with Wejo, and further our partnership with Sompo, to power this critical work.”

“Our partnerships with Wejo and Palantir have many unique benefits. Wejo extends our ability to leverage data across insurance and beyond, from co-creating new insurance products for connected vehicles to proactively addressing mobility issues facing aging populations,” said Koichi Narasaki, Chief Digital Officer of Sompo Holdings. “With Palantir, we are accelerating our mission to create a digital universe for security, health and wellbeing.”

Sompo shares Wejo’s vision for using connected vehicle data for good to reduce emissions and accidents on roadways while looking toward the future of mobility and autonomous vehicles. Sompo will start working with Wejo to deliver new services for the Asia region, combining Wejo’s unrivaled connected vehicle data set and Sompo’s deep expertise in the insurance market.

Wejo’s $125 Million PIPE Financing Fully Committed including a Combined Investment of $25 Million from Microsoft and Sompo

Wejo also announced today that Microsoft and Sompo have bolstered their partnerships with an additional combined investment of $25 million as part of the company’s Private Investment in Public Equity (PIPE) financing. Microsoft and Sompo join General Motors and Palantir Technologies as strategic PIPE investors as Wejo prepares to list publicly through a business combination with Virtuoso Acquisition Corp. With this latest investment, the company now has a $125 million fully committed PIPE. With the cash in trust and the fully committed PIPE, Wejo expects gross proceeds of $355 million upon consummation of the business combination, assuming no redemptions by Virtuoso’s public stockholders.

“Wejo is committed to becoming the universal communications and data stack for all connected vehicles,” said Richard Barlow, founder and CEO at Wejo. “The new relationships with Microsoft and Sompo, combined with the additional investment they’ve provided, validate our vision and provide us with the critical resources we need to continue to lead the market and unlock additional value streams.”

For more on Wejo, please visit its website: www.wejo.com.

About Wejo

Wejo is a global leader in connected vehicle data, revolutionizing the way we live, work and travel by transforming and interpreting historic and real-time vehicle data. The company enables smarter mobility by organizing trillions of data points from over 11 million vehicles and more than 48 billion journeys globally, across multiple brands, makes and models, and then standardizing and enhancing those streams of data on a vast scale. Wejo partners with ethical, like-minded companies and organizations to turn that data into insights that unlock value for consumers. With the most comprehensive and trusted data, information and intelligence, Wejo is creating a smarter, safer, more sustainable world for all. Founded in 2014, Wejo employs more than 200 people and has offices in Manchester in the UK and and in regions where Wejo does business around the world.” For more information, visit: www.wejo.com.

Correction: A previous version of this press release stated Wejo analyzes 48 billion journeys in near real-time, but the accurate number is 73 million.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and will be contained on Form S-4 (the “Form S-4”), including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by the Company with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

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Contacts

Nick Goode

Wejo

Nick.Goode@wejo.com

Patricia Graue/Simone Selzer

Brunswick Group

wejo@brunswickgroup.com

Shannon Casey/Emily Lospennato

V2 Communications

wejo@v2comms.com

Investors

Investor.relations@wejo.com